
02007488

SO 3-11

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42755

MAR 04 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Burlington Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue	New York	New York	10022
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

OATH OR AFFIRMATION

I, Joseph DeSena and Vincent Molinari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burlington Capital Markets, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



ROBERT GORGIA
COUNTY OF MORRIS.
STATE OF NJ
2243141 COMM EXPIRES MARCH 2005
Notary Public



Signature

CHAIRMAN & CHIEF EXECUTIVE OFF.

Title



Signature

President

Title



ANDREW J. GOODMAN
Notary Public, State of New York
No. 4673194
Qualified in Westchester County
Commission Expires November 30 2002

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURLINGTON CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Burlington Capital Markets, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Burlington Capital Markets, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burlington Capital Markets, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
February 14, 2002

With respect to Note F
February 15, 2002

BURLINGTON CAPITAL MARKETS, INC.

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash and cash equivalents	**$ 410,860**
Receivable from brokers	**1,918,160**
Securities owned, at market value	**3,907,799**
Securities owned not readily marketable, at estimated fair value	**15,550**
Receivable from shareholder	**28,323**
Furniture, equipment and leasehold improvements, net	**983,273**
Prepaid expenses and other assets	**562,917**
	$ 7,826,882
LIABILITIES	
Securities sold not yet purchased, at market value	**$ 1,372,642**
Accrued compensation	**1,702,593**
Accounts payable and other accrued expenses	**936,891**
	4,012,126
Commitments and contingencies	
STOCKHOLDERS' EQUITY	
Common stock, no par value, 20,000,000 shares authorized, 10,630,000 issued and outstanding	
Additional paid-in capital	**4,722,235**
Accumulated deficit	**(907,479)**
	3,814,756
	$ 7,826,882

See notes to financial statements

BURLINGTON CAPITAL MARKETS, INC.

Statement of Operations
For the Year Ended December 31, 2001

Revenues:	
Commissions	$ 5,932,758
Trading income	16,074,550
Interest	142,740
	22,150,048
Expenses:	
Employee compensation	6,068,739
Clearing, floor brokerage and other fees	5,985,269
Advertising and promotion	2,732,267
Communication	968,880
Occupancy	512,866
Depreciation and amortization	225,807
Professional and consulting fees	3,544,647
Other general and administrative	1,152,848
	21,191,323
Income before income taxes	958,725
Provision for income taxes	(129,450)
Net income	$ 829,275

See notes to financial statements

BURLINGTON CAPITAL MARKETS, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance - January 1, 2001	10,630,000	$ -	$ 4,722,235	$ (1,736,754)	$ 2,985,481
Net income				829,275	829,275
Balance - December 31, 2001	10,630,000	$ -	$ 4,722,235	$ (907,479)	$ 3,814,756

See notes to financial statements

BURLINGTON CAPITAL MARKETS, INC.

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 829,275
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	225,807
Forgiveness of employee note receivable, charged to compensation	564,795
Deferred taxes	526,000
Changes in:	
Securities owned, at market value	(3,039,395)
Securities owned not readily marketable, at estimated fair value	94,950
Receivable from brokers	(556,200)
Receivable from related parties	495,827
Prepaid expenses and other assets	(193,259)
Accounts payable and other accrued expenses	341,195
Securities sold not yet purchased, at market value	1,256,520
Accrued compensation	(916)
Due to related party	(55,245)
Income taxes payable	(405,000)
Net cash provided by operating activities	84,354
Cash flows from investing activities:	
Purchases of equipment and leasehold improvements	(627,494)
Net decrease in cash and cash equivalents	(543,140)
Cash and cash equivalents - January 1, 2001	954,000
Cash and cash equivalents - December 31, 2001	$ 410,860

Supplemental disclosures of cash flow information:	
Income taxes paid	$ 158,000
Interest paid	23,000

See notes to financial statements

BURLINGTON CAPITAL MARKETS, INC.

Notes to Financial Statements
December 31, 2001

NOTE A - THE COMPANY

Burlington Capital Markets, Inc. (the "Company") is a registered broker/dealer engaging in institutional trading and general securities activities. In addition, the Company renders investment banking and consulting services. The Company clears all of its securities transactions through another broker/dealer on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Security transactions:

Security transactions and commission revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, which are readily marketable are valued at market value, with unrealized gains or losses reflected in operations. Securities not readily marketable are valued at fair value as determined by management, with unrealized gains or losses reflected in operations.

[2] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is provided on the straight-line method based on the estimated useful lives of the assets of 5 to 7 years. Leasehold improvements are being amortized on the straight-line method over the shorter of their useful lives or the term of the lease.

[3] Cash equivalents:

For purposes of the statement of cash flows, cash equivalents include money market funds.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[5] Investment banking and consulting:

Revenue and expenses related to investment banking and consulting services are recorded as earned and incurred, respectively. The Company may receive its fees in the form of securities which are recorded at fair value on the date they are earned. Thereafter, any increase or decrease in value during the time the securities are held by the Company is reflected in operations.

[6] Advertising costs:

Advertising costs are charged to expense as incurred.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

[8] Stock-based employee compensation:

The Company accounts for stock-based employee compensation under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

NOTE C - NOTE RECEIVABLE FROM EMPLOYEE

During 1999 the Company loaned $500,000 to an employee who is an indirect shareholder of the Company. The loan was originally due on demand, unsecured, and accrued interest at a rate of 7% per annum. During 2001, the Company charged the outstanding principal and interest to expense.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD EQUIPMENT, NET

Furniture, equipment and leasehold improvements consist of the following:

Furniture	$ 65,896
Equipment and software	1,114,776
Leasehold improvements	232,385
	1,413,057
Less accumulated depreciation and amortization	(429,784)
	$ 983,273

NOTE E - INCOME TAXES

Income tax expense consists of the following:

	Current	Deferred	Total
Federal income tax	$ (238,232)	$ 316,000	$ 77,768
State and local income tax	(158,318)	210,000	51,682
	$ (396,550)	$ 526,000	$ 129,450

NOTE E - INCOME TAXES (CONTINUED)

Reconciliation between the provision for income tax and the amount computed by applying the statutory federal income tax rate (34%) to income before income tax is as follows:

Provision for income taxes at the statutory tax rate	$ 326,000
State and local income taxes, net of federal effect	116,000
Nondeductible items	250,000
Change in valuation allowance	(536,000)
Other	(27,000)
	$ 129,000

NOTE F - RELATED PARTY TRANSACTIONS

Inculab, Inc. ("Inculab") and Eximius Holdings, LLC ("Eximius") are both shareholders of the Company.

During 2001, Inculab charged the Company approximately $540,000 for software development, disaster recovery and certain other services, which were substantially paid with marketable securities. During 2001, the Company also paid other affiliated companies $724,000 for consulting and $826,000 for promotional services.

Eximius and a company affiliated with a shareholder received aggregate consulting fees of $1,395,000 in 2001.

During 2001, the Company charged off $371,000 due from an affiliate, which the Company deemed uncollectable.

The chief executive officer of the Company, who is also a member of the Company's board of directors, is a shareholder of Eximius.

A shareholder of F.W. Carter & Co., LLC, a shareholder of the Company, is a member of the board of directors of the Company.

On February 15, 2002, the Company acquired 720,000 shares of its common stock for $396,000.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2001, the Company had net capital of approximately $1,757,000, as compared to net capital requirements of approximately $176,000. The Company's ratio of aggregate indebtedness to net capital was 1.50 to 1.

The Company claims exemption from the reserve requirement under Section 15c3-3(k)2(ii).

BURLINGTON CAPITAL MARKETS, INC.

Notes to Financial Statements
December 31, 2001

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Company has its securities and customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. Substantially all of the Company's cash and securities positions are held at the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

In the normal course of business, the Company enters into securities sold, but not yet purchased. Subsequent market fluctuations may require the Company to purchase such securities sold at prices significantly higher than the market value reflected in the statement of financial condition.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2001 settled with no material adverse effect on the Company's statement of financial condition.

A significant portion of the Company's trading and commission income is derived from three sources.

NOTE I - COMMITMENTS

Guarantee:

The Company had entered into a lease guarantee for an affiliate. The lease calls for annual rentals of $153,000 through March 2008. The affiliate failed to meet its obligation and management believes its estimated obligation on its guarantee approximates $116,000 which has been recognized at December 31, 2001 and charged to operations.

Litigation:

The Company is party to certain claims arising in the ordinary course of business. Management believes that such claims are without merit or involve amounts which would not have a material adverse impact on the Company's financial statements.

Facilities:

The Company rents office space under long-term operating leases expiring through 2008. Future minimum base rent under these operating leases are as follows:

Year	Amount
2002	$ 206,248
2003	212,386
2004	220,980
2005	220,980
2006	220,980
Thereafter	423,545
	$ 1,505,119

Rent expense including operating expenses for 2001 amounted to approximately $411,000.

BURLINGTON CAPITAL MARKETS, INC.

Notes to Financial Statements
December 31, 2001

NOTE I - COMMITMENTS (CONTINUED)

Equity Incentive Plan:

In May 2001, the Company's shareholders approved the 2001 Equity Incentive Plan (the "2001 Plan"), pursuant to which the Company may grant awards, as defined, for up to an aggregate of 3,500,000 shares of the Company's common stock, subject to certain increases. The 2001 Plan is administered by the Board of Directors, which has the authority to determine the type, designation and condition of an award. No awards have been granted as of December 31, 2001.

Other:

The Company's President has an employment arrangement that provides for a quarterly bonus equal to ten percent of net profits, as defined, commencing in 2002.

SUPPLEMENTARY INFORMATION

BURLINGTON CAPITAL MARKETS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Total stockholders' equity	$ 3,814,756
Nonallowable assets:	
Securities owned not readily marketable at estimated fair value	15,550
Receivable from related party	28,323
Other	9,091
Furniture, equipment and leasehold improvements, net	983,273
Prepaid expenses and other assets	562,917
Receivable from brokers	230,688
	1,829,842
Net capital before haircuts on securities positions	1,984,914
Less haircuts on securities:	
Debt securities	82,594
Other securities	87,920
Undue concentration	57,209
	227,723
Net capital	1,757,191
Minimum net capital requirement of 6⅔% of aggregate indebtedness, $175,966 or $100,000, whichever is greater	175,966
Excess net capital	$ 1,581,225
Ratio of aggregate indebtedness to net capital	1.50 to 1
Excess net capital at 1,000%	$ 1,493,243
Aggregate indebtedness:	
Accrued compensation	$ 1,702,593
Accounts payable and other accrued expenses	936,891
	$ 2,639,484

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date in its unaudited Part II A Focus Report filing.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Burlington Capital Markets, Inc.
New York, New York

In planning and performing our audit of the financial statements of Burlington Capital Markets, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company, LLP

New York, New York
February 14, 2002